                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

                   Under the Securities Exchange Act of 1934

                             (Amendment No. ____)



                        Caliber Learning Network, Inc.
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                               (Name of Issuer)


                    Common Stock (par value $.01 per share)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   129914107
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                                (CUSIP Number)



                                 B. Lee McGee
                             Sylvan Ventures, LLC
                             1000 Lancaster Street
                          Baltimore, Maryland  21202
                                (410) 843-8000
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               December 29, 2000
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


--------------------------------------------------------------------------------
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [_]

                        (Continued on following pages)

                              (Page 1 of 9 Pages)
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------------------------------------------------------------------------------
CUSIP Number: 129914107


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON: Sylvan Ventures, LLC
(1)   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only). 52-2221823


------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(2)                                                             (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
(3)

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      SOURCE OF FUNDS
(4)
      WC
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(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]

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      CITIZENSHIP OR PLACE OF ORGANIZATION
(6)
      Delaware
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                          SOLE VOTING POWER
                    (7)
     NUMBER OF
                               1,227,393
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY     (8)

     OWNED BY                  0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                    (9)
    REPORTING
                               1,227,393
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         (10)
                               0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
(11)

      See Item 5 of attached schedule
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(12)
                                                                    [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
(13)
      See Item 5 attached schedule
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
(14)
      OO
------------------------------------------------------------------------------

                              (Page 2 of 9 Pages)
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Item 1.  Security and Issuer.

This Schedule 13-D relates to the Common Stock ($.01 par value) ("Common Stock") of Caliber Learning Network, Inc. (the "Issuer"). The address of the Issuer's principal executive offices is 509 South Exeter Street, Baltimore, MD 21202. Responses to each item below are incorporated by reference into each other item, as applicable.


Item 2.  Identity and Background.

     The address of Sylvan Ventures, LLC ("Sylvan Ventures") is 1000 Lancaster Street, Baltimore, Maryland 21202. Sylvan Ventures is organized as a limited liability company under the laws of the State of Delaware. The principal business of Sylvan Ventures is making investments in, promoting the development of and providing strategic guidance and operational support to companies in the education, Internet, software and related industries.


                  Managers and Committees of Sylvan Ventures

Managers:                                 Investment Committee:
--------                                  --------------------

R. Christopher Hoehn-Saric                R. Christopher Hoehn-Saric
Douglas L. Becker                         Douglas L. Becker
Donald V. Berlanti                        James H. McGuire
James H. McGuire                          Lawrence Berg
Judith Moore                              Michael Gross
R. William Pollock                        Andy Jhawar
Rick Inatome
Lawrence Berg
Michael Gross

Officers:
--------

R. Christopher Hoehn-Saric (Chairman)
B. Lee McGee (Executive Vice President and
Treasurer)
Robert W. Zentz (Secretary)


     All of the above listed persons are citizens of the United States, except Mr. Pollock who is a citizen of Monaco. The business addresses of Messrs. Hoehn-Saric, Becker, McGee and Zentz is c/o Sylvan Learning Systems, Inc., 1000 Lancaster Street Baltimore, Maryland 21202. The business address of Mr.
Berlanti is 4535 E. Quartz Mountain Road, Paradise Valley, Arizona 85253. The business address of Mr. McGuire is c/o NJK Holding Corporation, 7803 Glenroy Road #300, Bloomington, Minnesota 55439. The business address of Ms. Moore is c/o The Chauncey Group, 664 Rosedale Road, Princeton, New Jersey 08540. The business address of Mr. Pollock is c/o Drake International, 33 Younge Street #000, Toronto, Ontario M5E1G4. The business address of Mr. Inatome is c/o ZapMe! Corporation, 3000 Executive Parkway, Suite

                              (Page 3 of 9 Pages)
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150, San Ramon, California 94583. The businesses addresses of Messrs. Berg and
Jhawar are c/o Apollo Advisors LP, 1999 Avenue of the Stars, Suite 1900, Los Angeles, California 90067. The business address of Mr. Gross is c/o Apollo Advisors, LP, 1301 Avenue of the Americas, 38/th/ Floor, New York, New York 10019.

     During the last five years prior to the date of this filing, neither Sylvan Ventures nor any of the individuals named above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction ending in a judgment, decree or final order enjoining future violations or prohibiting or mandating the activities subject to, federal or state securities laws or finding a violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     On June 30, 2000, Sylvan Ventures acquired 1,227,393 shares of common stock of the Issuer and 5,167,328 shares of 6% Non-voting Convertible Preferred Stock, $0.01 par value (the "6% Convertible Preferred"), of the Issuer through the transfer of such shares from Sylvan Learning Systems, Inc., the parent company of Sylvan Ventures. The transfer was effected pursuant to the formation and initial capitalization of Sylvan Ventures. Sylvan Ventures did not pay any consideration for such shares, but issued limited liability company interests to Sylvan Learning Systems, Inc. as consideration therefor.

     Pursuant to the terms of the Preferred Stock Purchase Agreement ("Series B Purchase Agreement"), dated as of December 29, 2000, by and between the Issuer, Sylvan Ventures, Fleming US Discovery Fund III, L.P. and Fleming US Discovery Offshore Fund, L.P., Sylvan Ventures purchased, for a total purchase price of $8,000,000, 80,000 shares of Series B Convertible Preferred Stock, $0.01 par value per share ("Series B Preferred"). Sylvan Ventures purchased the Series B Preferred which was acquired by it at the closing on December 29, 2000, with its working capital.

     No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Common Stock.

Item 4.  Purpose of Transaction.

     (a) The Common Stock, 6% Convertible Preferred and Series B Preferred deemed to be beneficially owned by Sylvan Ventures was acquired for, and is being held for, investment purposes. Sylvan Ventures may dispose of or acquire securities of the Issuer, including Common Stock, depending upon the position of the market, the Issuer and other factors.

          Except for commitment to the Issuer for up to an additional $4 million of Series B financing from Sylvan Ventures and Fleming US Discovery Fund III, L.P. and Fleming US Discovery Offshore Fund III, L.P., which is referenced in the Issuer's press release (see Exhibit 99 hereto, which is incorporated herein by reference) neither Sylvan Ventures nor any such person listed in Item 2 hereof has any plans or proposals which relate to or would result in any

                              (Page 4 of 9 Pages)
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other acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer.

     (b) Neither Sylvan Ventures nor any person listed in Item 2 hereof has any plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

     (c) Neither Sylvan Ventures nor any person listed in Item 2 hereof has any plans or proposals which relate to or would result in a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries.

     (d) Pursuant to the Issuer's Articles Supplementary Classifying Series B Convertible Preferred Stock ("Series B Articles Supplementary") (see Exhibit 2 hereto, which is incorporated herein by reference), so long as either (i) the Fleming US Discovery Fund III, L.P., the Fleming US Discovery Offshore Fund III, L.P. or Sylvan Ventures (the "Series B Purchasers") and any Affiliate, officer or employee of the Series B Purchasers or an Affiliate of the Series B Purchasers to which the Series B Purchasers may transfer record or beneficial ownership of any shares of Series B Preferred or any shares of Common Stock obtained or obtainable upon conversion of any shares of Series B Preferred ("Series B Holder") own at least 50% of the outstanding shares of Series B Preferred or (ii) any transferee of any shares of Series B Preferred or any shares of Common Stock obtained or obtainable upon conversion of any shares of Series B Preferred ("Transferee") owns at least 50% of the outstanding shares of Series B Preferred, the holders of Series B Preferred, consenting or voting (as the case may be) as a separate class, shall be entitled, but not required, to elect one director of the Issuer.

     (e) Neither Sylvan Ventures nor any person listed in Item 2 hereof has any plans or proposals which relate to any material change in the present capitalization or dividend policy of the Issuer.

     (f) Neither Sylvan Ventures nor any person listed in Item 2 hereof has any plans or proposals which relate to any other material change in the Issuer's business or corporate structure.

     (g) Neither Sylvan Ventures nor any person listed in Item 2 hereof has any plans or proposals which relate to changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person.

     (h) Neither Sylvan Ventures nor any person listed in Item 2 hereof has any plans or proposals which relate to causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

     (i) Neither Sylvan Ventures nor any person listed in Item 2 hereof has any plans or proposals which relate to a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

                              (Page 5 of 9 Pages)
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     (j)  Neither Sylvan Ventures nor any person listed in Item 2 hereof has any plans or proposals which relate to any action similar to any of those enumerated above.

     Sylvan Ventures retains the right to change its investment intent, to propose one or more possible transactions to the Issuer's board, to acquire additional shares of preferred stock or common stock from time to time or to sell or otherwise dispose of all or part of (i) the Common Stock beneficially owned by it, (ii) the 6% Convertible Preferred beneficially owned by it, or
(iii) the Series B Preferred beneficially owned by it (or any shares of Common Stock into which such Series B Preferred are converted), in any manner permitted by law. In the event of a material change in the present plans or intentions of Sylvan Ventures, it will amend this Schedule 13D to reflect such change.

Item 5.  Interest in Securities of the Issuer.

     On December 29, 2000, Sylvan Ventures purchased 80,000 shares of Series B Preferred, which are currently convertible into 2,285,714.3 shares of Common Stock.

     Sylvan Ventures also held 1,227,393 shares of Common Stock as of December 29, 2000 and 5,167,328 shares of 6% Convertible Preferred. These shares of 6% Convertible Preferred are presently convertible into an equivalent number of shares of Common Stock.

     As of December 29, 2000, for purposes of Rule 13d-3 promulgated under the Exchange Act of 1934, as amended, Sylvan Ventures may be deemed to have owned beneficially 43.3% of the outstanding Common Stock, on an aggregated basis, which percentage is calculated based upon (i) 12,594,058 shares of Common Stock reported outstanding by the Issuer to Sylvan Ventures as of December 29, 2000 (which includes 1,227,393 shares of Common Stock held by Sylvan Ventures), (ii) the number of shares of Common Stock (5,167,328) issuable upon conversion of the 6% Convertible Preferred and (iii) the number of shares of Common Stock (2,285,714.3) issuable upon conversion of the Series B Preferred.

     (b) Sylvan Ventures has the sole power to vote and sole dispositive power with respect to the shares listed in Item 5(a) above.

     (c) Sylvan Ventures has not effected any transactions in the Common Stock during the last 60 days.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by Sylvan Ventures.

     (e)  Not Applicable.

                              (Page 6 of 9 Pages)
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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Sylvan Ventures acquired its shares of Series B Preferred as of December 29, 2000 pursuant to the Series B Purchase Agreement (see Exhibit 1 hereto, which is incorporated herein by reference).

     An Amended and Restated Stockholders' Agreement (the "Stockholders' Agreement"), dated as of December 29, 2000 (see Exhibit 3 hereto, which is incorporated herein by reference), was entered into by Fleming US Discovery Fund III, L.P., Fleming US Discovery Offshore Fund III, L.P., Robert Fleming Nominees Limited, Sylvan Ventures, Chris L. Nguyen and the Issuer. The Stockholders' Agreement provides that, so long as Fleming US Discovery Fund III, L.P., Fleming US Discovery Offshore Fund III, L.P. and Sylvan Ventures (the "Series B Holders") collectively hold at least 25% of the shares of Common Stock issuable upon conversion of the Series B Preferred issued at the closing (calculating the Series B Preferred held by the Series B Holders on an as-converted basis), in the event Mr. Nguyen proposes to transfer his shares (the "Transferor Shares") to any person, as a condition to such Transfer, Mr. Nguyen shall cause such person to offer to purchase from the Series B Holders up to that number of Series B Preferred and Common Stock owned by a Series B Holder or any Transferee ("Series B Investor Shares") representing the same percentage of all Series B Investor Shares owned by it as the Transferor Shares are of all shares held by Mr. Nguyen, subject to certain exceptions. These "Tag-Along" rights are more fully set forth in Section 1 of the Stockholders' Agreement.

     Pursuant to the Amended and Restated Registration Rights Agreement (the "Registration Rights Agreement"), dated December 29, 2000 (see Exhibit 4 hereto, which is incorporated herein by reference), the Issuer has granted to the Series B Holders and their permitted transferees certain demand and "piggyback" registration rights with respect to the shares of Common Stock (including Common Stock issuable upon the conversion of Series B Preferred) held by such stockholders.

     Pursuant to the Articles Supplementary Classifying Series B Preferred ("Series B Articles Supplementary"), as filed with the Maryland State Department of Assessments and Taxation on December 27, 2000 (see Exhibit 2 hereto, which is incorporated herein by reference), the holders of the Series B Preferred currently are entitled to one vote per share of Common Stock into which each share of Series B Preferred is convertible. The holders of the Series B Preferred currently are entitled to receive dividends at a rate per annum equal to 7.5% of the Preferred Dividend Value (as defined in the Series B Articles Supplementary). The Series B Holders are entitled to receive dividends at a rate per annum equal to 16% of the Preferred Dividend Value under certain circumstances where the Issuer does not satisfy its mandatory redemption obligations upon a fundamental change, as more fully set forth in Section 5 of the Series B Articles Supplementary. In addition, under the Series B Articles Supplementary, the holders of the Series B Preferred are entitled to elect one member of the Issuer's Board of Directors, as more fully set forth in Item 4 herein and Section 3(c) of the Series B Articles Supplementary. The Conversion Price for the Series B Preferred is $3.50, subject to certain adjustments.

                              (Page 7 of 9 Pages)
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     The foregoing response to this Item 6 is qualified in its entirety by reference to the Series B Purchase Agreement, the Series B Articles Supplementary, the Stockholders' Agreement and the Registration Rights Agreement.

     Except as set forth in this Item 6 and elsewhere in this Statement, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

Item 7.  Material to be filed as Exhibits.

Exhibit 1 - Preferred Stock Purchase Agreement, dated as of December 29, 2000, between Caliber Learning Network, inc., Sylvan Ventures, LLC, Fleming US Discovery Fund III, L.P. and Fleming US Discovery Offshore Fund III, L.P. (incorporated by reference to the same document included as Exhibit 10.1 to Form 8-K filed by the Issuer on January 3, 2001).

Exhibit 2 - Articles Supplementary Classifying Series B Convertible Preferred Stock, as filed with the Maryland State Department of Assessments and Taxation on December 27, 2000 (incorporated by reference to the same document included as Exhibit 3.2 to Form 8-K filed by the issuer on January 3, 2001).

Exhibit 3 - Amended and Restated Stockholders' Agreement, dated as of December 29, 2000, among Caliber Learning Network, Inc., Chris L. Nguyen, Sylvan Ventures, LLC, Fleming US Discovery Fund III, L.P., Fleming US Discovery Offshore Fund III, L.P. and Robert Fleming Nominees Limited (incorporated by reference to the same document included as Exhibit 10.3 to Form 8-K filed by the issuer on January 3, 2001).

Exhibit 4 - Amended and Restated Registration Rights Agreement, dated as of December 29, 2000, among Caliber Learning Network, Inc., Sylvan Ventures, LLC, Fleming US Discovery Fund III, L.P., Fleming US Discovery Offshore Fund III, L.P. and Robert Fleming Nominees Limited (incorporated by reference to the same document included as Exhibit 10.2 to Form 8-K filed by the issuer on January 3,
2001).

Exhibit 99 - Press Release issued by the issuer on January 2, 2001 (incorporated by reference to the same document included as Exhibit 99.1 to Form 8-K filed by the Issuer on January 3, 2001).

                              (Page 8 of 9 Pages)
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated: February 6, 2001


                                          SYLVAN VENTURES, LLC


                                          By: /s/ B. Lee McGee
                                              --------------------------------
                                              Name: B. Lee McGee
                                              Title:  Executive Vice President

                              (Page 9 of 9 Pages)